April 30, 2010

Ms. Linda Stirling

Division of Investment Management

450 Fifth Street

Washington, D.C. 20549

RE:          U.S. Global Investors Funds 485(b) Post Effective Amendment

Registration Statement File Nos. 002-35439 and 811-01800

Dear Ms. Stirling:

This letter responds to your request to inform you of the filing of summary prospectuses for the above reference registration statement. The thirteen summary prospectuses will have the following legend:

Before you invest, you may want to review the fund’s prospectus, which contains information about the fund and its risks. The fund’s prospectus and statement of additional information, both dated May 1, 2010, are incorporated by reference into this summary prospectus. You can find the fund’s prospectus and other information about the fund online at www.usfunds.com. You can get this information at no cost by calling 1-800-US-FUNDS or by sending an e-mail request to shsvc@usfunds.com.

Please feel free to contact me at (210) 308-1239 if you require any further assistance.

Regards,

/s/ Susan B. McGee

Susan B. McGee
President, General Counsel